Exhibit 99.63
LETTER OF CONSENT
I refer to the Registration Statement on Form 40-F of Quest Rare Minerals Ltd. (the “Corporation”, and such Registration Statement, including all exhibits, the “Registration Statement”).
I consent to the use of the technical report dated September 24, 2010, entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” (the “Technical Report”), the extracts from, or summaries of, the Technical Report contained in the Corporation’s news releases dated September 9, 2010 and September 27, 2010, and the use of my name in the Registration Statement.
Yours very truly,
(s) Wenchang Ni
Wenchang Ni, P.Eng.
Senior Mining Engineer
Wardrop, A Tetra Tech Company
Dated: March 4, 2011